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                          April 30, 2024

       Ofer Vicus
       Chief Executive Officer and Director
       ADURO CLEAN TECHNOLOGIES INC.
       542 Newbold St.
       London, Ontario N6E 2S5, Canada

                                                        Re: ADURO CLEAN
TECHNOLOGIES INC.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 25,
2024
                                                            CIK No. 0001863934

       Dear Ofer Vicus:

               Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your draft registration statement fails to include a signed audit report.

              We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact
Katherine Bagley at 202-551-2545 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Andrew Stewart